Exhibit 99.1

Solmate (SLMT) Appoints Senior Industry Leader as SOL Treasury Value Surges 67% Since the Beginning of Q3

Yaffa Cohen-Ifrah, former Chief Marketing Officer and Head of Investor Relations of Sapiens, to lead Marketing & Investor Relations as the Company’s SOL treasury grows due to market price of SOL

DUBAI, United Arab Emirates - Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”) today announced the appointment of Yaffa Cohen-Ifrah as Chief Marketing Officer and Head of Investor Relations. She will lead the Company’s global marketing, brand and investor relations. Ms. Cohen-Ifrah will be based in New York.

The appointment follows a strong period for the Company’s SOL treasury. According to Solmate’s public treasury dashboard, the estimated market value of the Company’s SOL holdings was approximately $146.7 million as of September 21, 2026, up from approximately $88 million in July 2026, an increase of approximately 67%. The Company holds approximately 1.24 million SOL. These amounts are unrealized and reflect movements in the market price of SOL; the Company has not sold any SOL, and the value of its holdings may decline substantially.

Ms. Cohen-Ifrah brings more than 25 years of global marketing and investor relations leadership. Most recently, she served as Chief Marketing Officer and Head of Investor Relations of Sapiens, a Nasdaq-listed global software company. There, she led the investor relations function through a major private equity transaction while driving global go-to-market execution, demand generation, and brand transformation to accelerate commercial growth. As a member of the Executive Leadership Team at Sapiens, she directed overall corporate marketing strategy to align category positioning with revenue growth while managing all capital markets communications, including quarterly earnings, annual reporting, and Investor Days. She developed the core equity narrative and executed a global investor targeting strategy that significantly expanded the company’s institutional shareholder base across North America.

Before that, she was Chief Marketing Officer of Vitech Systems Group, and earlier Chief Marketing Officer and Head of Corporate Communications of Sapiens. She has also held senior roles at Strauss Group, ADAMA, Victoria’s Secret and Saks Fifth Avenue. Ms. Cohen-Ifrah holds a BSc in Biology from Tel Aviv University and an MBA in Finance and Marketing from Pace University in New York.

At Solmate, Ms. Cohen-Ifrah will lead investor communications and outreach, including the Company’s upcoming investor events, and will build the Solmate brand as the Company expands its digital infrastructure business.

“The value of our SOL treasury has grown, and the market is starting to take notice. Now we need to tell our story to investors with the same discipline we apply to building the treasury,” said Ron Sade, Chief Executive Officer of Solmate. “Yaffa has done exactly that for a Nasdaq-listed company on a global stage: she sharpened the story, broadened the shareholder base and built lasting relationships with institutional investors. We are delighted to welcome her to Solmate.”

Treasury figures are unaudited point-in-time estimates, are updated once per trading day on the Company’s dashboard, and may differ from amounts reported in the Company’s financial statements prepared in accordance with IFRS. The Solmate holdings dashboard is available at https://solmate-slmt.vercel.app/#dashboard. Treasury figures are unaudited point-in-time estimates and may differ from amounts reported in the Company’s financial statements prepared in accordance with IFRS. The dashboard is updated once per trading day at 16:30 New York time and presents point-in-time snapshots that are not updated in real time. The Company intends to update the dashboard once per trading day but does not undertake to update it at any other time, and reserves the right to modify or discontinue the dashboard at any time. Information contained on the Company’s website or dashboard is not incorporated by reference into, and does not form part of, this press release or any filing the Company makes with the U.S. Securities and Exchange Commission. This release does not constitute an offer to sell or a solicitation of an offer to buy any securities. The Solmate holdings dashboard is available at on solmate.com.

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation and optimization of mission-critical digital infrastructure assets.

Forward-Looking Statements and Disclaimer

This press release contains forward-looking statements within the meaning of applicable U.S. securities laws, including statements regarding the Company’s management team, investor relations and marketing plans, SOL accumulation strategy and the expected growth of the Solana ecosystem. Treasury values are unaudited point-in-time estimates based on market prices as of the dates indicated, may change materially with movements in digital-asset prices, and may differ from the carrying value reported in the Company’s financial statements prepared in accordance with IFRS. Past price appreciation does not predict future results, and the market value of the Company’s SOL holdings may decline substantially. Forward-looking statements are based on current expectations, estimates and assumptions and involve known and unknown risks and uncertainties, including digital-asset price volatility, changes in laws and regulation, technology and cybersecurity risks, competition, network performance and market liquidity, as described in Solmate’s filings with the U.S. Securities and Exchange Commission. Readers should not place undue reliance on forward-looking statements. Solmate undertakes no obligation to update these statements except as required by law.

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